SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  November, 2008

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Announcement and Payment of Interim Dividends" dated on November 24, 2008.

November 24, 2008 (02 pages)
For more information, contact:
Norair Ferreira do Carmo
TELESP, Sao Paulo - Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: ri.telefonicabr@telefonica.com.br
URL: www.telefonica.com.br

(Sao Paulo – Brazil; November 24, 2008) – Telecomunicações de São Paulo S.A. –TELESP (NYSE: TSP; BOVESPA: TLPP) announces to its shareholders that the Board of Directors, at its Meeting held on November 24, 2008, deliberated, ad referendum of the General Shareholders’ Meeting, the announcement and the payment of Interim Dividends, as follows:

INTERIM DIVIDEND – FISCAL YEAR 2008

In accordance to the established in article 27 of the Company’s Bylaws and the articles 204 and 205 of the Law #6,404/76, were deliberated Interim Dividends in the amount of R$1,090,000,000.00 (one billion and ninety million reais), in accordance to the table below, based on earnings reported in the last balance sheet of September 30, 2008, to the holders of common and preferred shares registered in TELESP´s registry book by the end of the day on November 24, 2008. After this date, shares will be considered as ex-dividends.

Types of shares	Common	Preferred (*)

Amount per share: R$	2.020146985564	2.222161684121

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the
Company’s bylaws.

In accordance to the single paragraph of article 27 of the Company’s Bylaws, these dividends will be charged to the mandatory minimum dividend for the fiscal year 2008, ad referendum of the General Shareholders’ Meeting that will approve the financial statements of the fiscal year 2008.

THE PAYMENT OF THESE DIVIDENDS WILL BE CARRIED OUT STARTING ON DECEMBER 10, 2008.

1

INCOME TAX WITHHOLDING

The Dividends are exempt of Income Tax Withholding, according to the Law #9249/95.

ADDITIONAL INFORMATION

Dividends not claimed within the period of 03 (three) years after the date of the deliberation of its payment will be reversed in favor of the Company (Paragraph 2 of the Company’s Bylaws).

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	November 24, 2008	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director